2Q25 Investor Presentation
July 23, 2025



Disclosures

CAUTIONARY STATEMENT

This Investor Presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential," or the negative of these terms or other comparable terminology. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to general competitive, economic, political, regulatory and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this press release can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2024, and other documents subsequently filed by United with the United States Securities and Exchange Commission ("SEC").

Many of these factors are beyond United's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.

NON-GAAP MEASURES

This Investor Presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as "noninterest income – operating", "noninterest expense – operating," "operating net income," "pre-tax, pre-provision income," "operating net income per diluted common share," "operating earnings per share," "tangible book value per common share," "operating return on common equity," "operating return on tangible common equity," "operating return on assets," "return on assets - pre-tax pre-provision - operating," "return on assets - pre-tax, pre-provision," "operating efficiency ratio," and "tangible common equity to tangible assets."

These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United's underlying performance trends. Further, United's management uses these measures in managing and evaluating United's business and intends to refer to them in discussions about United's operations and performance. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.



United Community Banks, Inc.

Company Overview



Regional Full-Service Branch Network
National Navitas and SBA Markets
UCBI Banking Offices
MEMPHIS
JACKSON
NASHVILLE
KNOXVILLE
JOHNSON CITY
WINSTON-SALEM
GREENSBORO
DURHAM
RALEIGH
CHARLOTTE
FAYETTEVILLE
WILMINGTON
CHATTANOOGA
HUNTSVILLE
BIRMINGHAM
TUSCALOOSA
MONTGOMERY
ATHENS
AUGUSTA
COLUMBIA
FLORENCE
MYRTLE
CHARLESTON
MACON
COLUMBUS
SAVANNAH
HILTON HEAD ISLAND
ALBANY
DOTHAN
VALDOSTA
MOBILE
PENSACOLA
TALLAHASSEE
PANAMA CITY
JACKSONVILLE
ORLANDO
TAMPA
SARASOTA
NAPLES
FORT LAUDERDALE
MIAMI
TN
NC
SC
GA
AL
FL

$28.1 BILLION IN TOTAL ASSETS

$24.0 BILLION IN TOTAL DEPOSITS

$18.9 BILLION IN TOTAL LOANS

13.3% CET1 RBC(1)

$0.24 QUARTERLY COMMON DIVIDEND

$3.3 BILLION IN AUM

200 BANKING OFFICES ACROSS THE SOUTHEAST

#1 IN CUSTOMER SATISFACTION
with Consumer Banking in the Southeast in 2025
Plus #1 in Trust and People
- J.D. Power

BEST BANK AWARDS
5 awards for outstanding performance in small business and middle market banking in 2025
- Coalition Greenwich

BEST BANKS TO WORK FOR
in 2024 for the eighth consecutive year
- American Banker

Premier Southeast Regional Bank – Celebrating 75 Years of Exceptional Service

- Acquisition of ANB Holdings, Inc. ("ANB") closed on May 1, 2025
- Metro-focused branch network with locations in the fastest-growing MSAs in the Southeast
- 190 branches, 10 LPOs, and 5 MLOs across six Southeast states; Top 10 deposit market share in GA and SC

Extended Navitas and SBA Markets

- Navitas subsidiary is a technology-enabled, small-ticket, essential-use commercial equipment financing provider
- SBA business has both in-footprint and national business (4 specific verticals)

Note: See Glossary located at the end of this presentation for reference on certain acronyms
(1) 2Q25 regulatory capital ratio is preliminary



2Q25 Highlights

$0.63 Diluted earnings per share – GAAP
17% Year-over-year improvement

$0.66 Diluted earnings per share – operating[1]
14% Year-over-year improvement

1.11% Return on assets – GAAP
14 bps Year-over-year improvement

1.16% Return on assets – operating[1]
12 bps Year-over-year improvement

2.01% Cost of deposits

27% DDA / total deposits

6% Year-over-year revenue improvement

8.5% Return on common equity – GAAP

12.3% Return on tangible common equity – operating[1]

56.7% Efficiency ratio – GAAP

54.8% Efficiency ratio – operating[1]
222 bps Year-over-year improvement

$21.00 TBV per share[1]
10% Year-over-year improvement

3.50% Net interest margin
13 bps Year-over-year improvement

Other 2Q notable items:

$0.7 million loss on senior debt extinguishment

$0.3 million gain on securities sale



Diluted Earnings Per Share

Return on Average Assets



Book Value Per Share

Revenue Growth

(1) See non-GAAP reconciliation table slides in the exhibits to this presentation for a reconciliation of operating performance measures to GAAP performance
(2) Noninterest income impacted by loss on sale of manufactured housing loans in 3Q24

Outstanding Deposit Franchise



2Q25 Change in Customer Deposits

$ in millions

2Q25 Public Funds Δ	NIB	NOW	Savings	MMA	Time
	($13)	($222)	$0	($21)	$22
ANB 5/1 Deposits	$108	$23	$144	$32	$67



Deposit Costs Down 4 bps in 2Q25

■ Fed Target Average Lower Bound   ■ UCB Cost of Deposits

Customer Deposit Growth

- Excluding public funds and ANB, customer deposits grew $64 million, or 1.3% annualized, from 1Q25
  - ANB contributed $374 million in deposits as of May 1 transaction close date
  - Public funds of $2.9 billion were down $233 million from 1Q25, primarily driven by seasonality
- Noninterest-bearing DDA grew $125 million in 2Q25
  - ANB contributed $108 million in noninterest-bearing DDA balances as of May 1 transaction close date

Deposit Costs Continue to Trend Down

- Reduction of 4 bps QoQ driven by active management, product mix, and benefit of CD repricing
  - Cumulative total deposit beta of 34% through 2Q25
  - Cumulative non-maturity IB deposit beta of 48% through 2Q25
  - June monthly average cost of deposits of 1.99%



Loan Growth

2Q25 Loan Portfolio Growth

$ in millions
% QoQ annualized



	C&I	Equipment Finance	CRE	Construction	Consumer
ANB 5/1 Loans	$104	--	$151	$35	$11



2Q25 Total Loans $18.9 Billion



Quarter Highlights

- Excluding ANB, loan growth of 4.2% annualized
  - ANB contributed $301 million in loans as of May 1 transaction close date
- Senior Care portfolio of $279 million, down $10 million from 1Q25
- Construction and CRE ratios as a percentage of total RBC were 62% and 204%, respectively
- Top 25 relationships totaled $982 million, or 5.2% of total loans, up $112 million from 2Q24
- SNCs outstanding of $293 million, or 1.5% of total loans, up $74 million from 2Q24
- Conservative relationship lending limits driven by risk grades

Note: C&I includes Commercial & Industrial and Owner Occupied CRE
Consumer includes Mortgage, HELOC, and Other Consumer



Balance Sheet Strength – Liquidity and Capital

Loans / Core Deposits %


91%
80%
78%
78%
78%
79%
2Q24
3Q24
4Q24
1Q25
2Q25
United
KRX Peer Median

- Substantial balance sheet liquidity and strong regulatory capital and tangible common equity ratios
- $6.4 billion securities portfolio offers significant near- and medium-term cash flow opportunities
- Redeemed $100 million of senior debt in June, where rate was adjusting from 5% to SOFR + 4.87%
  - Incurred $0.7 million loss on extinguishment
- No outstanding wholesale borrowings at the end of 2Q25
- 0.7% of total deposits are brokered in 2Q25, compared to 2.7% for the KRX peer median

Tangible Common Equity / Tangible Assets %


9.5%
9.2%
8.8%
8.9%
9.0%
8.4%
2Q24
3Q24
4Q24
1Q25
2Q25
United
KRX Peer Median

Common Equity Tier 1 RBC %*


13.3%
13.3%
13.2%
13.1%
12.8%
12.2%
2Q24
3Q24
4Q24
1Q25
2Q25
United
KRX Peer Median

*2Q25 regulatory capital ratio is preliminary

Capital Ratios

Risk-Based Capital Ratios



Capital Ratios

- 2Q25 regulatory risk-based capital ratios remained strong and above peers

- The leverage ratio increased 22 bps to 10.37%, as compared to 1Q25

- TCE of 9.45% increased 27 bps from 1Q25
  - Net unrealized securities losses in AOCI improved by $10.5 million to $184 million in 2Q25

Q2 Actions

- Quarterly common dividend of $0.24 per share during the quarter, up 4% vs. prior year

- Remaining outstanding common stock repurchase authorization of $86 million
  - Repurchased $14 million of shares (507 thousand shares) in 2Q25 at average price of $27.49 per share

Tangible Book Value Per Share



*2Q25 regulatory capital ratios are preliminary

(1) Dividends include both common and preferred dividends

Net Interest Revenue / Margin[1]

Net Interest Revenue & Net Interest Margin

$ in millions



- Net interest revenue increased $13.5 million from 1Q25. ANB contributed $2.2 million to 2Q25 net interest revenue

- Net interest margin was up 14 bps to 3.50%, primarily due to improvement in funding costs and earning asset mix change

- Purchased loan accretion totaled $4.3 million and contributed 7 bps to the margin, up 2 bps vs. 1Q25. ANB contributed $279 thousand to 2Q25 accretion

- In 2Q25, purchased $119 million in securities with an average yield of 5.24%, while $414 million in securities ran off at an average yield of 4.33%

2Q25 NIM Up 14 bps



Yields & Costs



(1) Net interest margin is calculated on a fully-taxable equivalent basis



Noninterest Income - Operating

$ in millions

Chart data (stacked bar, $ in millions)

Category	2Q24	3Q24 (1)	4Q24	1Q25	2Q25
Service Charges	$10.6	$10.5	$10.6	$9.5	$10.1
Mortgage	$6.8	$3.5	$9.7	$6.1	$5.4
Brokerage / Wealth Mgmt	$6.4	$6.3	$4.7	$4.5	$4.4
Loan Sale Gains	$1.3	$1.5	$1.6	$1.4	$2.0
Other	$11.5	$13.4	$13.9	$14.1	$12.8
Total	**$36.6**	**$35.3**	**$40.5**	**$35.7**	**$34.7**

Legend: ■ Service Charges ■ Mortgage ■ Brokerage / Wealth Mgmt ■ Loan Sale Gains ■ Other

Linked Quarter

- On an operating basis, noninterest income decreased $0.9 million from 1Q25
  - Mortgage fees decreased, primarily due to a negative MSR mark of $0.4 million in 2Q25 vs. a positive MSR mark of $0.3 million in 1Q25
  - Sold $21.8 million of SBA loans and $16.9 million of Navitas loans, resulting in $2.0 million of loan sale gains in the quarter
  - Other income decreased $1.3 million, including a $0.7 million loss on extinguishment of senior debt

Year-over-Year

- On an operating basis, noninterest income decreased $1.8 million from 2Q24
  - Mortgage fees decreased, primarily due to a negative MSR mark of $0.4 million in 2Q25 vs. a positive MSR mark of $0.6 million in 1Q25
  - Brokerage fees decreased $1.8 million, primarily due to the impact of the FinTrust sale
  - Other income increased $1.4 million, primarily due to an increase in customer swap income

(1) See non-GAAP reconciliation table slides in the exhibits to this presentation for a reconciliation of operating performance measures to GAAP performance

10



Noninterest Expense

Efficiency Ratio



- 2Q25 operating efficiency ratio of 54.8%, down 138 bps quarter-over-quarter and 222 bps year-over-year
  - Improvement driven by higher revenue growth
  - Operating efficiency ratio has been consistently below the KRX Peer Median

Noninterest Expense

$ in millions



- GAAP noninterest expense increased $6.8 million compared to the prior quarter

- Operating noninterest expense increased $3.3 million compared to the prior quarter primarily driven by merit increases ($1.8 million) and the ANB acquisition ($1.2 million)

- GAAP noninterest expense increased $0.9 million year-over-year

- Operating noninterest expense increased $2.5 million year-over-year also driven by merit increases and the ANB acquisition, partially offset by the sale of FinTrust

(1) See non-GAAP reconciliation table slides in the exhibits to this presentation for a reconciliation of operating performance measures to GAAP performance

11



Credit Quality

Net Charge-Offs as % of Average Loans



- 2Q25 net charge-offs of $8.2 million, or 0.18% of average loans

- Nonperforming assets improved $9.3 million during the quarter and were 0.44% of total loans, down 6 bps from 1Q25, driven by resolution of largest Senior Care non-accrual credit and successful exit of several C&I loans

- Past due loans improved $12.9 million during the quarter and were 0.14% of total loans, down 7 bps from 1Q25

- Higher risk loans, defined as special mention plus substandard accruing, were 3.1%, steady from 1Q25

Nonperforming Assets & Past Due Loans as a % of Total Loans



Special Mention & Substandard Accruing Loans as a % of Total Loans



(1) Includes 24 basis points of expected lifetime losses related to the 3Q24 sale of manufactured housing loans

Allowance for Credit Losses

Allowance for Credit Losses (ACL) Walk-Forward

$ in thousands


$223,201
$ 2,870
($ 8,226)
($ 987)
$ 11,493
$ 2,494
($ 2,800)
$228,045
1Q25 ACL
Loan Growth/ Mix Changes
NCOs
Specific Reserve
Model Impact/ NCO Refill
ANB Double Dip
Hurricane Special Reserve
2Q25 ACL

Allowance for Credit Losses (ACL)

$ in millions


1.23%
1.20%
1.20%
1.21%
1.21%
$225
$216
$217
$223
$228
2Q24
3Q24
4Q24
1Q25
2Q25
ACL - Allowance for Credit Losses $
ACL - Allowance for Credit Losses / Loans %

- Provision of $11.8 million, improved from $15.4 million in 1Q25, primarily driven by lower charge-offs
  - Hurricane-related special reserve reduced by $2.8 million to $4.4 million
  - We believe the $4.4 million reserve sufficiently covers credits of potential concern and active deferrals
  - ANB non-PCD double-dip provision of $2.5 million
- Net charge-offs of $8.2 million improved $1.4 million from 1Q25, reflecting strong credit quality
- Allowance coverage of 1.21% flat to prior quarter

Note: ACL includes the reserve for unfunded commitments

2Q25 INVESTOR PRESENTATION
Exhibits



Cultural Foundations of United Community

Our Story

Founded 75 years ago as Union County Bank, United Community has stayed true to its roots by prioritizing service. We continue to embrace our small-town, personal touch while offering a comprehensive range of personal and business banking services.

Our Core Values



Team
We play to win together as a team



Truth
We want to see things as they are, not as we want them to be



Trust
We trust in people



Caring
We treat our customers, and each other, the way that we would want to be treated

Our Vision   To Be a Legendary Bank

Our Purpose   To Build Communities

Our Accolades



Best Consumer Bank for Customer Satisfaction in the Southeast Region, 9 out of the last 11 years, including **#1 in People and #1 in Trust** in 2025



Best Bank for middle-market and small business banking for 9 years



Best Bank to Work For in 2024 for the 8th consecutive year



Average Deposit Costs

$ in billions; rates annualized	2Q24		3Q24		4Q24		1Q25		2Q25	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
DDA	$6.3	N/A	$6.2	N/A	$6.3	N/A	$6.2	N/A	$6.4	N/A
NOW	$5.9	3.01%	$5.8	2.98%	$6.3	2.65%	$6.1	2.47%	$6.1	2.45%
MMDA	$6.1	3.55%	$6.3	3.57%	$6.5	3.31%	$6.6	3.05%	$6.6	2.99%
Savings	$1.2	0.24%	$1.1	0.24%	$1.1	0.23%	$1.1	0.23%	$1.2	0.49%
Time	$3.5	4.05%	$3.5	3.97%	$3.5	3.90%	$3.4	3.63%	$3.5	3.47%
Total Interest-Bearing	$16.7	3.24%	$16.8	3.23%	$17.4	3.00%	$17.3	2.79%	$17.5	2.73%
Total Deposits	**$23.0**	**2.35%**	**$23.0**	**2.35%**	**$23.7**	**2.20%**	**$23.5**	**2.05%**	**$23.8**	**2.01%**

Navitas Performance

Navitas Portfolio

$ in millions



- Navitas represents 9% of total loans
- Navitas ACL / Loans of 2.59%
- Navitas 2Q25 NCOs of 1.14% annualized, or $5.0 million
- Of the $5.0 million of losses, $1.2 million came from the Long Haul Trucking segment as the book shrank to just $20 million
- Excluding Long Haul Trucking losses, Navitas losses were 0.87% of total Navitas loans, an 8 bps improvement from 1Q25

Net Charge-Offs & Weighted Average FICO Scores



Navitas Portfolio Concentrations by State



Mortgage Activity Trends

Mortgage Locks & Sales

$ in millions



- Rate locks were $359 million compared to $330 million in 1Q25, driven primarily by seasonal momentum
- Sold $175 million in 2Q25, up $34 million from $141 million sold in 1Q25
- 73% of locked loans were fixed-rate mortgages, which were either sold in 2Q25 or are contemplated to be sold once closed

Mortgage Funded Volume



- Purchase volume remained the primary driver of originations at 80% of the total
- Lock pull-through rate of approximately 75% in recent quarters
- Adjustable-rate mortgages (ARMs) comprised a growing percentage of rate locks in recent periods
  - ARMs are generally held for investment on the balance sheet

Footprint Focused on High-Growth Southeast MSAs



Top 10 MSAs - % of Total Deposits



Rome, GA
2.0%
Myrtle Beach, SC
2.2%
Orlando, FL
2.3%
Knoxville, TN
2.7%
Gainesville, GA
3.3%
Raleigh, NC
3.8%
Miami, FL
4.8%
Nashville, TN
5.1%
Greenville, SC
8.8%
Atlanta, GA
22.3%

Fastest Growing Major Southeast MSAs [1]	UCBI's % of Total Deposits	'25 – '30 Proj. Pop. Growth %	'25 – '30 Proj. HHI. Growth %
1) Jacksonville, FL	0.68%	8.26	11.51
2) Raleigh, NC	3.80%	7.36	11.78
3) Orlando, FL	2.27%	7.10	11.04
4) Charlotte, NC	1.92%	6.55	10.29
5) Greenville, SC	8.83%	6.37	6.31
6) Tampa, FL	0.11%	5.66	12.13
7) Nashville, TN	5.12%	5.64	10.79
8) Richmond, VA	--	4.96	10.23
9) Atlanta, GA	22.26%	4.39	7.65
10) Miami, FL	4.77%	3.58	11.99
11) Washington, DC	--	2.45	8.11
12) Virginia Beach, VA	--	1.92	8.81

UCBI MSA Presence

Fastest Growing Mid-Sized Southeast MSAs [2]	UCBI's % of Total Deposits	'25 – '30 Proj. Pop. Growth %	'25 – '30 Proj. HHI. Growth %
1) Winter Haven, FL	--	9.40	6.20
2) Huntsville, AL	1.43%	9.34	10.21
3) Fayetteville, AR	--	8.80	9.16
4) Port St. Lucie, FL	0.15%	8.78	9.16
5) Sarasota, Fl	0.15%	8.47	10.21
6) Charleston, SC	1.07%	7.37	10.12
7) Daytona Beach, FL	--	7.09	13.08
8) Melbourne, FL	0.16%	6.53	12.76
9) Pensacola, FL	--	6.40	11.34
10) Knoxville, TN	2.72%	5.89	10.74
11) Fort Myers, FL	--	5.05	9.86
12) Columbia, SC	0.22%	4.62	7.66
13) Chattanooga, TN	0.18%	4.52	10.74
14) Durham, NC	--	4.31	10.70
15) Augusta, GA	--	3.94	7.25

(1) Includes MSAs with a population greater than 1,000,000
(2) Includes MSAs with a population between 500,000 and 1,000,000



Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	2Q24	3Q24	4Q24	1Q25	2Q25
Noninterest Income					
Noninterest income - GAAP	$ 36,556	$ 8,091	$ 40,522	$ 35,656	$ 34,708
Loss on sale of manufactured housing loans	-	27,209	-	-	-
Noninterest income - operating	$ 36,556	$ 35,300	$ 40,522	$ 35,656	$ 34,708
Expenses					
Expenses - GAAP	$ 147,044	$ 143,065	$ 143,056	$ 141,099	$ 147,919
Merger-related and other charges	(2,157)	(2,176)	(2,203)	(1,297)	(4,833)
FDIC special assessment	764	-	-	-	-
Loss on FinTrust (goodwill impairment)	(5,100)	-	-	-	-
Expenses - operating	$ 140,551	$ 140,889	$ 140,853	$ 139,802	$ 143,086
Diluted Earnings Per Share					
Diluted earnings per share - GAAP	$ 0.54	$ 0.38	$ 0.61	$ 0.58	$ 0.63
Loss on sale of manufactured housing loans	$ -	$ 0.18	$ -	$ -	$ -
Merger-related and other charges	0.01	0.01	0.02	0.01	0.03
Loss on FinTrust (goodwill impairment)	0.03	-	-	-	-
Diluted earnings per share - operating	$ 0.58	$ 0.57	$ 0.63	$ 0.59	$ 0.66
Book Value Per Share					
Book value per share - GAAP	$ 27.18	$ 27.68	$ 27.87	$ 28.42	$ 28.89
Effect of goodwill and other intangibles	(8.05)	(8.02)	(7.87)	(7.84)	(7.89)
Tangible book value per share	$ 19.13	$ 19.66	$ 20.00	$ 20.58	$ 21.00
Return on Tangible Common Equity					
Return on common equity - GAAP	7.53 %	5.20 %	8.40 %	7.89 %	8.45 %
Loss on sale of manufactured housing loans	-	2.43	-	-	-
Merger-related and other charges	0.20	0.19	0.20	0.12	0.42
FDIC special assessment	(0.07)	-	-	-	-
Loss on FinTrust (goodwill impairment)	0.46	-	-	-	-
Return on common equity - operating	8.12	7.82	8.60	8.01	8.87
Effect of goodwill and intangibles	3.56	3.35	3.52	3.20	3.47
Return on tangible common equity - operating	11.68 %	11.17 %	12.12 %	11.21 %	12.34 %

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	2Q24		3Q24		4Q24		1Q25		2Q25	
Return on Assets										
Return on assets - GAAP	0.97	%	0.67	%	1.06	%	1.02	%	1.11	%
Loss on sale of manufactured housing loans	-		0.31		-		-		-	
Merger-related and other charges	0.01		0.03		0.02		0.02		0.05	
Loss on FinTrust (goodwill impairment)	0.06		-		-		-		-	
Return on assets - operating	1.04	%	1.01	%	1.08	%	1.04	%	1.16	%
Return on Assets to Return on Assets - Pre-Tax Pre-Provision										
Return on assets - GAAP	0.97	%	0.67	%	1.06	%	1.02	%	1.11	%
Income tax expense	0.29		0.19		0.30		0.29		0.31	
Provision for credit losses	0.18		0.21		0.16		0.23		0.17	
Return on assets - pre-tax, pre-provision	1.44		1.07		1.52		1.54		1.59	
Loss on sale of manufactured housing loans	-		0.40		-		-		-	
Merger-related and other charges	0.03		0.03		0.03		0.01		0.07	
FDIC special assessment	(0.01)		-		-		-		-	
Loss on FinTrust (goodwill impairment)	0.08		-		-		-		-	
Return on assets - pre-tax pre-provision - operating	1.54	%	1.50	%	1.55	%	1.55	%	1.66	%
Efficiency Ratio										
Efficiency ratio - GAAP	59.70	%	65.51	%	56.05	%	56.74	%	56.69	%
Loss on sale of manufactured housing loans	-		(7.15)		-		-		-	
Merger-related and other charges	(0.88)		(0.99)		(0.87)		(0.52)		(1.85)	
FDIC special assessment	0.31		-		-		-		-	
Loss on FinTrust (goodwill impairment)	(2.07)		-		-		-		-	
Efficiency ratio - operating	57.06	%	57.37	%	55.18	%	56.22	%	54.84	%
Tangible Common Equity to Tangible Assets										
Equity to assets ratio - GAAP	12.35	%	12.45	%	12.38	%	12.56	%	12.86	%
Effect of goodwill and intangibles	(3.24)		(3.20)		(3.09)		(3.06)		(3.10)	
Effect of preferred equity	(0.33)		(0.32)		(0.32)		(0.32)		(0.31)	
Tangible common equity to tangible assets	8.78	%	8.93	%	8.97	%	9.18	%	9.45	%

Glossary

ACL – Allowance for Credit Losses	MLO – Mortgage Loan Office
ALLL – Allowance for Loan Losses	MMDA – Money Market Deposit Account
AOCI – Accumulated Other Comprehensive Income (Loss)	MTM – Marked-to-Market
AUA – Assets Under Administration	MSA – Metropolitan Statistical Area
BPS – Basis Points	MSR – Mortgage Servicing Rights Asset
C&I – Commercial and Industrial	NCO – Net Charge-Offs
C&D – Construction and Development	NIM – Net Interest Margin
CECL – Current Expected Credit Losses	NOW – Negotiable Order of Withdrawal
CET1 – Common Equity Tier 1 Capital	NPA – Non-Performing Asset
CRE – Commercial Real Estate	NSF – Non-Sufficient Funds
CSP – Customer Service Profiles	OO CRE – Owner Occupied Commercial Real Estate
DDA – Demand Deposit Account	PCD – Loans Purchased with Credit Deterioration
EOP – End of Period	PPP – Paycheck Protection Program
EPS – Earnings Per Share	PTPP – Pre-Tax, Pre-Provision Earnings
FHA – Federal Housing Administration	RBC – Risk Based Capital
FTE – Fully-Taxable Equivalent	ROA – Return on Assets
GAAP – Accounting Principles Generally Accepted in the USA	SBA – United States Small Business Administration
IBL – Interest-Bearing Liabilities	TCE – Tangible Common Equity
ICS – Insured Cash Sweep	USDA – United States Department of Agriculture
KRX – KBW Nasdaq Regional Banking Index	VA – Veterans Affairs
LPO – Loan Production Office	YOY – Year over Year
MH – Manufactured Housing	

